Exhibit 99.55

Unaudited Interim Condensed Consolidated

Financial Statements

September 30, 2017

November 9, 2017

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of Immunovaccine Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The unaudited interim condensed consolidated financial statements include certain amounts and assumptions that are based on management’s best estimates and have been derived with careful judgement.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the unaudited interim condensed consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s unaudited interim condensed consolidated financial statements, and recommended their approval by the Board of Directors.

(signed) “Frédéric Ors”	(signed) “Pierre Labbé”
Chief Executive Officer	Chief Financial Officer

Immunovaccine Inc.
Unaudited Interim Condensed Consolidated Statements of Financial Position
As at September 30, 2017 and December 31, 2016

(Expressed in Canadian dollars)

	September 30,	December 31,
	2017	2016
	$	$

Assets

Current assets
Cash and cash equivalents	16,595,219	13,546,899
Amounts receivable	332,763	268,765
Prepaid expenses	676,246	469,261
Investment tax credits receivable	670,432	500,108
	18,274,660	14,785,033

Property and equipment	605,464	315,843

	18,880,124	15,100,876

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,460,278	1,705,289
Amounts due to directors	19,326	40,101
Current portion of long-term debt (note 5)	59,983	57,627
	1,539,587	1,803,017

Deferred share units (note 4)	618,853	224,250

Long-term debt (note 5)	6,346,003	6,090,400
	8,504,443	8,117,667

Equity	10,375,681	6,983,209

	18,880,124	15,100,876

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors

(signed) “James W. Hall”, Director	(signed) “Wayne Pisano”, Director

Immunovaccine Inc.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
For the period ended September 30, 2017 and December 31, 2016

(Expressed in Canadian dollars)

	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 6)	(note 7)	(note 8)

Balance, December 31, 2015	43,600,557	5,612,103	753,375	(49,896,677)	69,358

Net loss and comprehensive loss for the year	–	–	–	(8,895,821)	(8,895,821)
Issuance of shares in private placements	15,566,000	–	–	–	15,566,000
Share issuance costs	(1,479,912)	–	–	–	(1,479,912)
Issuance of warrants in a private placement	–	–	436,500	–	436,500
Warrant issuance costs	–	–	(40,912)	–	(40,912)
Issuance of broker warrants	–	–	268,710	–	268,710
Exercise of warrants	50,700	–	(3,900)	–	46,800
Expiry of warrants	–	753,375	(753,375)	–	–
Employee share options:
Value of services recognized	–	812,501	–	–	812,501
Exercise of options	416,918	(216,933)	–	–	199,985

Balance, December 31, 2016	58,154,263	6,961,046	660,398	(58,792,498)	6,983,209

Net loss and comprehensive loss for the period	–	–	–	(7,097,711)	(7,097,711)
Issuance of shares in a public offering	10,000,000	–	–	–	10,000,000
Share issuance costs	(1,197,586)	–	–	–	(1,197,586)
Issuance of broker warrants	–	–	207,692	–	207,692
Exercise of warrants	935,046	–	(83,004)	–	852,042
Employee share options:
Value of services recognized	–	519,531	–	–	519,531
Exercise of options	1,229,943	(1,121,439)	–	–	108,504

Balance, September 30, 2017	69,121,666	6,359,138	785,086	(65,890,209)	10,375,681

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Immunovaccine Inc.
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Revenue	–	–	–	129,703

Expenses
Research and development	1,341,082	872,953	3,609,580	2,993,094
General and administrative	888,710	685,550	2,709,875	2,170,284
Government assistance	(623,914)	(110,263)	(1,003,329)	(889,174)
Business development and investor relations	237,433	117,739	962,617	468,769
Accreted interest	278,982	137,717	818,968	346,683
Impairment loss	–	194,987	–	194,987

	2,122,293	1,898,683	7,097,711	5,284,643

Net loss and comprehensive loss for the period	(2,122,293)	(1,898,683)	(7,097,711)	(5,154,940)

Basic and diluted loss per share	(0.02)	(0.02)	(0.06)	(0.05)

Weighted-average shares outstanding	127,685,948	106,807,889	122,187,438	98,271,036

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Immunovaccine Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

	Nine months ended
	September 30,
	2017	2016
	$	$
Cash provided by (used in)

Operating activities
Net loss and comprehensive loss for the period	(7,097,711)	(5,154,940)
Charges to operations not involving cash
Amortization of intangible asset	–	12,186
Depreciation of property and equipment	92,562	54,805
Impairment loss on intangible asset	–	194,987
Accreted interest	818,968	346,683
Deferred share unit compensation	394,603	–
Share-based compensation	519,531	658,247
Revaluation of long-term debt	(506,000)	–
	(5,778,047)	(3,888,032)
Net change in non-cash working capital balances related to operations
(Increase) decrease in amounts receivable	(63,998)	247,290
Increase in prepaid expenses	(206,985)	(189,707)
(Increase) decrease in investment tax credits receivable	(170,324)	624,993
Decrease in accounts payable and accrued liabilities	(245,011)	(828,490)
Decrease in amounts due to directors	(20,775)	(16,983)
Decrease in deferred revenue	–	(138,635)

	(6,485,140)	(4,189,564)
Financing activities
Proceeds from issuance of share capital and units	10,000,000	8,002,500
Share and warrant issuance costs	(989,894)	(654,144)
Proceeds from the exercise of stock options	108,504	67,085
Proceeds from the exercise of warrants	852,042	–
Proceeds from long-term debt	–	936,000
Repayment of long-term debt	(55,009)	(53,198)

	9,915,643	8,298,243
Investing activities
Acquisition of property and equipment	(382,183)	(42,680)

Net change in cash and cash equivalents during the period	3,048,320	4,065,999

Cash and cash equivalents – Beginning of period	13,546,899	3,842,408

Cash and cash equivalents – End of period	16,595,219	7,908,407

Supplementary cash flow information
Interest received	123,068	58,341

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

1	Nature of operations

Immunovaccine Inc. (the “Corporation”) is, through its 100% owned subsidiary, a clinical-stage company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Corporation’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. The Corporation has research collaborations with companies and research organizations, including Merck, Incyte Corporation and Leidos Inc. in the U.S. The Corporation has licensed the delivery technology to Zoetis, formerly the animal health division of Pfizer, Inc., for the development of vaccines for livestock. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Halifax, Nova Scotia, the shares of the Corporation are listed on the Toronto Stock Exchange with the symbol “IMV” and trade on the OTCQX under the symbol “IMMVF”. The address of its principal place of business is 1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada.

2	Basis of presentation

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, International Accounting Standards 34 “Interim Financial Reporting”. Accordingly, certain information normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2016.

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of November 9th, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2016 could result in restatement of these unaudited interim condensed consolidated financial statements.

(1)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Corporation for the year ended December 31, 2016. Refer to note 3 of the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2016 for a full description of new accounting standards and amendments not yet effective.

IFRS 15 - Revenue from Contracts with Customers

The IASB issued IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) effective for annual periods beginning on or after January 1, 2018. IFRS 15 establishes a new control-based revenue recognition model and replaces IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and some revenue related interpretations. The new standard is intended to enhance disclosures about revenue, provide more comprehensive guidance for transactions that were not previously addressed and improve guidance for multiple-element arrangements. The Corporation does not expect any impact on its consolidated financial statements as a result of the adoption of this standard.

IFRS 9 - Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement, (“IAS 39”) to be measured at amortized cost or fair value in subsequent accounting periods following initial recognition. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets, including equity investments, are measured at their fair values at the end of subsequent accounting periods.

Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

IFRS 9 was amended in November 2013 to: (i) include guidance on hedge accounting; and (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive loss, without having to adopt the remainder of IFRS 9. The final version of IFRS 9 was issued in July 2014 and includes: (i) a third measurement category for financial assets-fair value through other comprehensive income; (ii) a single forward-looking expected loss impairment model; and (iii) a mandatory effective date for IFRS 9 of annual periods beginning on or after January 1, 2019, with early adoption permitted. The Corporation is currently evaluating the impact of the adoption of this standard on its consolidated financial statements, but does not expect there to be any material impact.

The Corporation was required to adopt amendments to IAS 7, Statement of Cash Flows, effective January 1, 2017. No additional disclosures are required as a result of the adoption of this standard.

(2)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

4	Deferred share units (“DSU”)

DSU activity for the period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

	September 30, 2017		December 31, 2016
	Number	Amount	Number	Amount
	#	$	#	$

Opening balance	325,000	224,250	–	–
Granted	232,524	267,187	325,000	224,250
Variation of fair value	–	127,416	–	–

Closing balance	557,524	618,853	325,000	224,250

During the nine months ended September 30, 2017, the compensation expense was $394,603 (September 30, 2016 - $nil).

The maximum number of common shares which the Corporation is entitled to issue from treasury in connection with the redemption of DSUs granted under the DSU plan is 1,500,000 common shares.

(3)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

5	Long-term debt

	September 30,	December 31,
	2017	2016
	$	$
Atlantic Canada Opportunities Agency (“ACOA”) Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,786,474. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000,000 and 5% when gross revenues are greater than $5,000,000. As at September 30, 2017, the amount drawn down on the loan, net of repayments, is $3,746,977 (2016 - $3,749,531).	962,200	764,500

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,000,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000,000 and 5% when gross revenues are greater than $5,000,000. As at September 30, 2017, the amount drawn down on the loan is $2,997,446 (2016 - $3,000,000).	825,400	656,400

ACOA Business Development Program interest-free loan with a maximum contribution of $245,625, repayable in 72 equal monthly payments of $3,411 beginning September 1, 2011. As at September 30, 2017, the amount drawn down on the loan, net of repayments, is $nil (2016 - $27,321).	–	25,061

ACOA Business Development Program interest-free loan with a maximum contribution of $394,826, repayable in monthly payments beginning October 1, 2015 of $2,500 until October 2017 and $5,850 until September 2022. As at September 30, 2017, the amount drawn down on the loan is $334,826 (2016 - $357,326).	306,586	318,666

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $2,944,000, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from the preceding fiscal year from specific product(s), at 5% for the first 5 year period and 10%, thereafter. As at September 30, 2017, the amount drawn down on the loan is $2,944,000 (2016 - $2,944,000).	285,800	226,400

Province of Nova Scotia (the “Province”) secured loan with a maximum contribution of $5,000,000, interest bearing at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is made available in four equal installments based on the Corporation meeting certain milestones, and is repayable August 9, 2020. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at September 30, 2017, the amount drawn down on the loan is $5,000,000 (2016 - $5,000,000).	4,026,000	4,157,000
	6,405,986	6,148,027
Less: Current portion	59,983	57,627

	6,346,003	6,090,400

(4)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

5	Long-term debt (continued)

Total contributions received less amounts that have been repaid as at September 30, 2017 is $15,023,249 (December 31, 2016 - $15,078,178).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for the Province before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandon of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

During the third quarter the Corporation received a two-year extension of the maturity of the Province loan. The original maturity date of the loan was August 9, 2018 and is now August 9, 2020. The annual interest rate remains at the Province’s cost of funds plus 1 per cent.

In accounting for this change, the Corporation determined, based on changes in industry risk, its own credit risk and the interest rate environment, that the effective interest rate of the loan is now 11%, a decline from the 15% determined in 2013. The difference between the carrying value of the loan before the extension and after the extension of $506,000 has been recorded in the income statement as government assistance.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500,000. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

	September 30,	December 31,
	2017	2016
	$	$

Balance – Beginning of period	6,148,027	3,777,236
New debt, net of $nil (2016 - $314,000) allocated to government assistance	–	936,000
Accreted interest and adjustments	818,968	1,505,723
Revaluation of long-term debt	(506,000)	–
Repayment of debt	(55,009)	(70,932)

Balance – End of period	6,405,986	6,148,027
Less: Current portion	59,983	57,627

Non-current portion	6,346,003	6,090,400

The Corporation is in compliance with its debt covenants.

(5)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

6	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Number of
	common shares	Amount
	#	$
Issued and outstanding

Balance – January 1, 2016	92,040,670	43,600,557

Issued for cash consideration, net	25,216,667	14,086,088
Stock options exercised	493,068	416,918
Warrants exercised	65,000	50,700

Balance – December 31, 2016	117,815,405	58,154,263

Issued for cash consideration, net	7,692,308	8,802,414
Stock options exercised	976,771	1,229,943
Warrants exercised	1,216,725	935,046

Balance – September 30, 2017	127,701,209	69,121,666

As at September 30, 2017, a total of 13,419,018 shares (December 31, 2016 - 15,324,555) are reserved to meet outstanding stock options, warrants and deferred share units.

On June 21, 2017, the Corporation completed a bought deal public offering of 7,692,308 common shares at a price of $1.30 per common share, for aggregate proceeds of $10,000,000. Total costs associated with the offering were $1,197,586, including cash costs for commissions of $600,000, professional fees and regulatory costs of $389,894, and 461,538 compensation warrants issued as commissions to the agents valued at $207,692. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $1.32 for a period of 24 months, expiring on June 21, 2019.

(6)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

7	Contributed surplus

Amount
$
Contributed surplus

Balance – January 1, 2016	5,612,103

Share-based compensation – stock options vested	812,501
Stock options exercised	(216,933)
Warrants expired	753,375

Balance – December 31, 2016	6,961,046

Share-based compensation – stock options vested	519,531
Stock options exercised	(1,121,439)

Balance – September 30, 2017	6,359,138

Stock options

The fair values of stock options are estimated using the Black-Scholes option pricing model. During the nine months ended September 30, 2017, 853,800 stock options (2016 - 1,793,200), with a weighted average exercise price of $0.75 (2016 - $0.71) and a term of 5 years (2016 - 5 years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates. The value of these stock options has been estimated at $425,286 (2016 - $826,940), which is a weighted average grant date value per option of $0.50 (2016 - $0.46), using the Black-Scholes valuation model and the following weighted average assumptions:

	September 30,	December 31,
	2017	2016

Risk-free interest rate	2.70%	2.70%
Expected volatility	98%	111%
Expected life (years)	4.4	4.3
Forfeiture rate	4%	5%

(7)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

7	Contributed surplus (continued)

Stock options (continued)

Option activity for the nine months ended September 30, 2017 and the year ended December 31, 2016 was as follows:

	September 30, 2017		December 31, 2016
		Weighted		Weighted
		average		average
		exercise		exercise
		price		price
	Number	$	Number	$

Outstanding - Beginning of period	6,277,647	0.70	5,112,382	0.69

Granted	853,800	0.75	1,993,200	0.71
Exercised	(1,946,140)[1]	0.69	(628,785)[1]	0.46
Expired	(165,000)	0.65	(152,583)	0.78
Forfeited	(125,534)	0.74	(46,567)	0.67

Outstanding - End of period	4,894,773	0.71	6,277,647	0.70

1 Of the 1,946,140 (2016 – 628,785) options exercised, 1,695,233 options (2016 - 213,840), having a value of $1,233,362 (2016 - $92,275) on the exercise date, elected the cashless exercise under which 725,864 (2016 - 78,123) shares were issued.

The weighted average exercise price of options exercisable at September 30, 2017 is $0.71 (2016 - $0.69).

The maximum number of common shares issuable under the Corporation’s stock option plan shall not exceed 11,000,000, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options.

(8)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

8	Warrants

Warrant activity for the period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

	September 30, 2017			December 31, 2016
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
	#	$	$	#	$	$

Opening balance	8,721,908	0.71	660,398	5,697,446	0.66	753,375
Expired	–	–	–	(5,697,446)	0.66	(753,375)
Granted	461,538	1.32	207,692	8,786,908	0.71	664,298
Exercised	(1,216,725)	0.70	(83,004)	(65,000)	0.72	(3,900)

Closing balance	7,966,721		785,086	8,721,908		660,398

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average grant date value per warrant of warrants issued in 2017 was $0.45, determined using the Black-Scholes valuation model and the following weighted average assumptions:

Risk-free interest rate	2.70%
Expected volatility	72%
Expected dividend yield	–
Expected life (years)	2

9	Related party transactions

During the three and nine months ended September 30, 2017, there were no related party transactions (three and nine months ended September 30, 2016 - $nil).

(9)

Immunovaccine Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016

(Expressed in Canadian dollars)

10	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The following table sets out the approximate fair values of financial instruments as at the statement of financial position date with relevant comparatives:

	September 30, 2017		December 31, 2016
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$

Cash and cash equivalents	16,595,219	16,595,219	13,546,899	13,546,899
Amounts receivable	205,307	205,307	128,572	128,572
Accounts payable and accrued liabilities	1,439,350	1,439,350	1,679,865	1,679,865
Amounts due to directors	19,326	19,326	40,101	40,101
Long-term debt	6,405,986	6,405,986	6,148,027	6,148,027

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are therefore excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only at September 30, 2017 and December 31, 2016 and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

(10)